COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

in millions)		Years Ended December 31,			Four Months Ended December 31,	Eight Month Ended August 31,
	2017	2016	2015	2014	2013	2013
Loss) income from continuing operations before income taxes	$ (13)	$ 50	$ (40)	$ (112)	$ (74)	$ 2,35
Series A preferred stock dividends	(19)	(3)	—	—	—	-
Loss) income from continuing operations before income taxes attributable to common stockholders	(32)	47	(40)	(112)	(74)	2,35
Adjustments:						
Interest expense	32	60	63	62	22	10
Interest component of rental expense [1]	8	9	10	13	5	1
Amortization of capitalized interest	—	—	—	—	—	-
Series A preferred stock dividends	19	3	—	—	—	-
Earnings available for fixed charges	$ 27	$ 119	$ 33	$ (37)	$ (47)	$ 2,47
Fixed charges:						
Interest expense	32	60	63	62	22	10
Interest component of rental expense [1]	8	9	10	13	5	1
Capitalized interest	—	—	2	3	—	-
Series A preferred stock dividends	19	3	—	—	—	-
Total fixed charges and preferred stock dividends	$ 59	$ 72	$ 75	$ 78	$ 27	$ 11
Ratio of earnings to combined fixed charges and preferred stock dividends	*	1.7	**	***	****	21

[1] Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

* Earnings for the year ended December 31, 2017 were inadequate to cover fixed charges. The coverage deficiency was $32 million.

** Earnings for the year ended December 31, 2015 were inadequate to cover fixed charges. The coverage deficiency was $42 million.

*** Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges. The coverage deficiency was $115 million.

**** Earnings for the four months ended December 31, 2013 were inadequate to cover fixed charges. The coverage deficiency was $74 million.